Exhibit 99.2

        ISSN 1718-8369

Volume 1, number 1	June 28, 2006
AS AT APRIL 30, 2006

Budgetary balance

☐
The April 2006 results show tax receipts falling $1 338 million behind expenditures. This is an improvement of $314 million compared with the difference of $1 652 million recorded in April 2005.

☐
Such a difference in April reflects the fact that tax receipts are proportionately lower early in the year. On average, only 5.5% of the government's own-source revenue is collected during the month of April chiefly because of the payment of tax refunds claimed by individuals in their tax returns. This percentage is less than the 8.3% that would be recorded if revenues were collected at a constant rate throughout the year. Consequently, this difference will disappear gradually during fiscal year 2006-2007.

Revenue

☐
The government's own-source revenue amounts to $2 643 million, a rise of $246 million (10.3%). This improvement reflects the increase in net personal income tax receipts due to a lower level of refunds.

—
The lower level of refunds is attributable in particular to the implementation of the new Child Assistance measure that stipulates regular payments throughout the year rather than a single payment when tax returns are processed.

☐
Federal transfers amount to $885 million, up $106 million (13.6%). This increase is attributable in particular to the impact, for Québec, of the rise in the amount of equalization entitlements and the increase in the federal funding for health.

Expenditure

☐
Program spending stands at $4 358 million, up $96 million (2.3%). The rate of increase of program spending is consistent with the target of 3.9% for the entire fiscal year.

☐
Debt service is down by $50 million (8.6%) compared to April 2005. This decline arises mainly from the appreciation in the Canadian dollar versus the various currencies that make up the government's debt.

Net financial requirements

☐
Net financial requirements encompass the budgetary balance and non-budgetary requirements. Non-budgetary requirements include in particular transactions relating to investments, loans and advances, fixed assets, retirement plans and accounts receivable.

☐
In April 2006, net financial requirements stand at $2 376 million, a decrease of $534 million compared to April 2005. This reduction is attributable to the improved budgetary balance and the decline in non-budgetary requirements of $220 million. This last reduction is due chiefly to an increase in receipts relating to the government's accounts receivable.

Summary of Consolidated Financial Transactions

(millions of dollars)	(Unaudited data)

	April				March 23, 2006 Budget
			Changes		Growth[2]
	2005-2006[1]	2006-2007	$	%	$	%
Budgetary transactions of the Consolidated Revenue Fund
Own-source revenue	2 397	2 643	246	10.3	47 105	3.6
Federal transfers	779	885	106	13.6	10 796	8.3

Total revenue	3 176	3 528	352	11.1	57 901	4.4
Program spending	-4 262	-4 358	-96	2.3	-50 873	3.9
Debt service	-583	-533	50	-8.6	-7 205	5.2
Total expendidure	-4 845	-4 891	-46	0.9	-58 078	4.1
Net results of consolidated organizations	17	25	8	47.1	177	-48.1

Consolidated budgetary balance for the purposes of the Balanced Budget Act	-1 652	-1 338	314	-19.0	0	—
Net results of the Generations Fund	—	0	0	—	74	—

Consolidated budgetary balance	-1 652	-1 338	314	-19.0	74	—
Consolidated non-budgetary requirements	-1 258	-1 038	220	-17.5	-569	—

Consolidated net financial requirements	-2 910	-2 376	534	-18.4	-495	—

Monthly allocation of financial transactions based on best available data and estimates.

2
According to the 2006-2007 Budget.

Consolidated Revenue Fund Revenue

(millions of dollars)	(Unaudited data)

	April			Cumulative
Revenue by source	2005-2006	2006-2007	Changes %	2005-2006	2006-2007	Changes %
Own-source revenue excluding government enterprises
Income and property taxes
Personal income tax	143	457	—	143	457	—
Contributions to Health Services Fund	453	430	-5.1	453	430	-5.1
Corporate taxes	228	216	-5.3	228	216	-5.3
Consumption taxes	953	984	3.3	953	984	3.3
Other sources	243	251	3.3	243	251	3.3

Total own-source revenue excluding government enterprises	2 020	2 338	15.7	2 020	2 338	15.7
Revenue from government enterprises	377	305	-19.1	377	305	-19.1

Total own-source revenue	2 397	2 643	10.3	2 397	2 643	10.3
Federal transfers
Equalization	400	446	11.5	400	446	11.5
Health transfers	258	300	16.3	258	300	16.3
Transfers for post-secondary education and other social programs	82	87	6.1	82	87	6.1
Other programs	39	52	33.3	39	52	33.3

Total federal transfers	779	885	13.6	779	885	13.6

Total revenue	3 176	3 528	11.1	3 176	3 528	11.1

Consolidated Revenue Fund Expenditure

(millions of dollars)	(Unaudited data)

	April			Cumulative
Expenditures by mission	2005-2006	2006-2007	Changes %	2005-2006	2006-2007	Changes %
Health and Social Services	1 685	1 763	4.6	1 685	1 763	4.6
Education and Culture	1 205	1 212	0.6	1 205	1 212	0.6
Economy and Environment	577	602	4.3	577	602	4.3
Support for Individuals and Families	422	404	-4.3	422	404	-4.3
Administration and Justice	373	377	1.1	373	377	1.1

Total program spending	4 262	4 358	2.3	4 262	4 358	2.3
Debt service	583	533	-8.6	583	533	-8.6

Total expenditure	4 845	4 891	0.9	4 845	4 891	0.9

For technical information concerning this monthly report, please contact Mario Albert at (418) 691-2225.This publication is also available on the web at: www.finances.gouv.qc.ca